SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                   SCHEDULE TO
   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (Amendment No. 1)
                              ---------------------

                                AUTEO MEDIA, INC.
                       (Name of Subject Company (Issuer))

                                AUTEO MEDIA, INC.
                        (Name of Filing Person (Offeror))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   339713 10 9
                                   -----------
                      (CUSIP Number of Class of Securities)

                                STEVE VAN LEEUWEN
                                    PRESIDENT
                                AUTEO MEDIA, INC.
                         C/O MICHAEL J. MORRISON, CHTD.
                         1495 RIDGEVIEW DRIVE, SUITE 220
                                 RENO, NV 89509
                                  775.827.6300
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                           MICHAEL J. MORRISON, CHTD.
                         1495 RIDGEVIEW DRIVE, SUITE 220
                                 RENO, NV 89509
                                  775.827.6300

                              ---------------------

                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                        AMOUNT OF FILING FEE
       ------------------------------------------------------------------
           $1,028,507.34                                   $257.13

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Common Stock") of Auteo Media, Inc., a Nevada corporation (the "Company"), at a price per Share of $.14 net in cash. The Company has not received confirmation of any shareholders indicating they will not tender their Shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      $257.13             Filing Party: Auteo Media, Inc.
Form or Registration No.:    Schedule TO-I       Date Filed:    July 29, 2002

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:

 [ ]   third party tender offer         [X]    going-private transaction
       subject to Rule 14d-1                   subject to Rule 13e-3
 [X]   issuer tender offer              [ ]    amendment to Schedule 13D
       subject to Rule 13e-4                   under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

     This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on August 29, 2002 (as amended and supplemented, the "Schedule TO") by Auteo Media, Inc., a Nevada corporation ("Purchaser"), and the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on July 29, 2002 (as amended and supplemented, the "Schedule 13E-3" by Auteo Media, Inc., a Nevada corporation ("Purchaser"), This statement relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value
$0.001 per share (the "Common Stock"), of Auteo Media, Inc., a Nevada corporation (the "Company"), (the"Shares") at a price of $.14 per Share, net to the seller in cash, upon the terms and subject to the conditions contained in the Offer to Purchase, dated July 29, 2002, and the accompanying Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, constitute the "Offer").

     This Amendment No. 1 to Schedule TO is being filed by Purchaser, Auteo Media, Inc.

     Unless otherwise stated below, the information set forth in the Offer to Purchase (including all schedules thereto) is hereby expressly incorporated herein by reference in response to all items of this Schedule TO. You should read this Amendment No. 1 to Schedule TO together with the Schedule TO and the
Schedule 13E-3 filed with teh SEC on July 29, 2002. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase. Amendments and Supplements are presented in the order they are prepared in the original document.

Schedule TO

     Information required by Instruction C to Schedule TO, as regards the officers, directors and control persons of Auteo Media, Inc., is as follows:


1. Steve Van Leeuwen-

     There are no agreements, arrangements or understandings between Mr. Van Leeuwen and the Purchaser or any other person involving the Purchaser's securities.

     The purposes of this transaction is to purchase outstanding securities for cash and thereby distribute monies derived from the sale if the Purchaser's assets to its shareholders, other than by dividend.

     The securities acquired by the Purchaser will be retired by the Purchaser. There are no plans, proposals or negotiations that would result in any of the events described in Item 1006(c)(1-10) of Regulation M-A.

     The source of the funds to be used in the transaction will be cash funds held in the bank account of the Purchaser, which were derived from the sale of the Purchaser's assets. There are no borrowed funds.

     There  are no  material  conditions,  other  than  those  set  forth in the
Schedule 13E-3, "Offer to Purchase".

     Mr. Van Leeuwen beneficially owns a total of 1,597,222 shares of the Purchaser's Common Stock, representing 21.7% of the total outstanding shares. During the past 60 days, Mr. Van Leeuwen has not engaged in any transactions which have had any affect in the subject securities.


2. Kathleen Van Leeuwen-

     There are no agreements, arrangements or understandings between Ms. Van Leeuwen and the Purchaser or any other person involving the Purchaser's securities.

     The purposes of this transaction is to purchase outstanding securities for cash and thereby distribute monies derived from the sale if the Purchaser's assets to its shareholders, other than by dividend.

     The securities acquired by the Purchaser will be retired by the Purchaser. There are no plans, proposals or negotiations that would result in any of the events described in Item 1006(c)(1-10) of Regulation M-A.

     The source of the funds to be used in the transaction will be cash funds held in the bank account of the Purchaser, which were derived from the sale of the Purchaser's assets. There are no borrowed funds.

     There  are no  material  conditions,  other  than  those  set  forth in the
Schedule 13E-3, "Offer to Purchase".

     Ms. Van Leeuwen beneficially owns a total of 1,463,888 shares of the Purchaser's Common Stock, representing 19.9% of the total outstanding shares. During the past 60 days, Ms. Van Leeuwen has not engaged in any transactions which have had any affect in the subject securities.


3. Albert James-

     There are no agreements, arrangements or understandings between Mr. James and the Purchaser or any other person involving the Purchaser's securities.

     The purposes of this transaction is to purchase outstanding securities for cash and thereby distribute monies derived from the sale if the Purchaser's assets to its shareholders, other than by dividend.

     The securities acquired by the Purchaser will be retired by the Purchaser. There are no plans, proposals or negotiations that would result in any of the events described in Item 1006(c)(1-10) of Regulation M-A.

     The source of the funds to be used in the transaction will be cash funds held in the bank account of the Purchaser, which were derived from the sale of the Purchaser's assets. There are no borrowed funds.

     There  are no  material  conditions,  other  than  those  set  forth in the
Schedule 13E-3, "Offer to Purchase".

     Mr. James beneficially owns a total of 188,679 shares of the Purchaser's Common Stock, representing 2.6% of the total outstanding shares. During the past 60 days, Mr. James has not engaged in any transactions which have had any affect in the subject securities.

4. Michael J. Morrison-

     There are no agreements, arrangements or understandings between Mr. James and the Purchaser or any other person involving the Purchaser's securities.

     The purposes of this transaction is to purchase outstanding securities for cash and thereby distribute monies derived from the sale if the Purchaser's assets to its shareholders, other than by dividend.

     The securities acquired by the Purchaser will be retired by the Purchaser. There are no plans, proposals or negotiations that would result in any of the events described in Item 1006(c)(1-10) of Regulation M-A.

     The source of the funds to be used in the transaction will be cash funds held in the bank account of the Purchaser, which were derived from the sale of the Purchaser's assets. There are no borrowed funds.

     There  are no  material  conditions,  other  than  those  set  forth in the
Schedule 13E-3, "Offer to Purchase".

     Mr. Morrison beneficially owns a total of 200,000 shares of the Purchaser's Common Stock, representing 2.7% of the total outstanding shares. During the past 60 days, Mr. Morrison has not engaged in any transactions which have had any affect in the subject securities.


Schedule 13E-3

     The Purchaser has paid no dividends on the subject securities during the past two years. The Purchaser has no present plans to pay dividends in the future, but there is no restriction on its current or future ability to pay dividends, assuming cash is available to pay them.

     The Purchaser has made no underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933 or that was exempt from registration under Regulation A.

     The Purchaser has made no purchase of the subject securities during the past two years.


SUMMARY TERM SHEET

     The SUMMARY TERM SHEET is hereby amended and supplemented by including the following:

 - HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER MY SHARES IN THE OFFER?

     You will have at least until 9:00 a.m., Eastern time, on Thursday, August 29, 2002, which is the day following the scheduled expiration date of the Offer, to decide and act on whether to tender your Shares in the Offer, unless we decide to extend the offering period or provide a subsequent offering period.

- HAVE ANY STOCKHOLDERS AGREED TO TENDER THEIR SHARES?

     Yes. Stockholders who own Shares representing approximately 47% of the issued and outstanding Shares have stated verbally to the Board that they will tender their shares. These shareholders consist of Kathleen Van Leeuwen, Officer and holder of 1,463,888 shares, Albert James, Director and holder of 188,679 shares, Michael Morrison, Director and holder of 200,000 shares and Steve Van Leeuwen, Director and acting Chief Executive Officer and holder of 1,597,222 shares. The Company has not received written confirmation of any shareholders who indicated they will or will not tender their Shares.

- AFTER THE TENDER, WILL AUTEO MEDIA CONTINUE AS A PUBLIC COMPANY?

     Even though the tender takes place, Auteo Media intends to continue to be publicly owned and traded because there may be some number of remaining stockholders who do not tender their shares and those shares are all publicly-held Shares that will continue to be eligible to be traded through the NASD OTC Bulletin Board exchange, symbol "AUTM.OB", or other securities exchange. Auteo Media intends to continue to make necessary filings with the SEC and otherwise comply with the rules of the SEC relating to publicly-held companies. Auteo Media has no intention of terminating its filing of SEC reports. See Section 14 -- "Certain Effects of the Offer."


     The Special Factors Section is hereby amended and supplemented by including the following:

BACKGROUND OF THE OFFER, Paragraph one

     In the spring of 2002, the Board of Directors of Auteo Media closely examined the operations, cash flows, cash position and share performance of the Company. Quarter to quarter revenues of the Company declined consistently from an increase of 19% in second quarter, 2001 down to a 2% increase in the first quarter of 2002. This was due primarily to poor economic conditions reflecting in lower car sales at the dealership level, competition in the Company's new geographic markets and saturation of its Washington market. Although the company was able to maintain expenses and reduce losses, it continued to suffer from negative cash flows of operations. In the first quarter of 2002, the Company had a net decrease in cash of $29.8 thousand and cash on hand of $83.3 thousand. Although the Company was showing progress in maintaining expenses and reducing its cash needs, the stock of Auteo Media continued a steep decline, from a high of $1.56 first quarter of 2001 to a high of $0.19 and a low of $0.07 the second quarter of 2002. The average share price for the most recent 90-day period was $0.10. Few opportunities and sources to raise capital were available. Additionally, the low share price made acquisition of capital through the sale of restricted shares unreasonably dilutive to shareholders. The Company was faced with either discontinuing certain operations to stabilize its cash position or seek acquisition or merger prospects.

BACKGROUND OF THE OFFER, Paragraph two

     Auteo Media was a licensee of Dealer Specialties, a Trader Publishing Company, through franchise agreements in Washington and California. Trader Publishing, the largest provider of automotive classified advertising in the country, purchased Dealer Specialties in first quarter of 2000, establishing an affiliation with Auteo Media. Although not publicly disclosed by Trader Publishing, their annual revenues are estimated to be over $950 million dollars. Trader Publishing, through its subsidiary companies, were entering into or expanding in the same markets of Auteo Media, offering virtually the same product and services. This event was believed by the Board to greatly hinder the ability of the Company to grow revenues and become cash flow positive. The Chief Executive Officer of the Company, under Board direction, began discussions with Trader Publishing due to their contractual affiliation, their interest in expanding the business of automotive data collection services and their contractual right of first refusal for an outside acquisition offer of the Company. The Chief Executive Officer of Auteo Media presented options ranging from Trader acquiring a minority interest to a cash acquisition of the Company. Trader Publishing confirmed that they rarely, if ever, purchase a minority or majority interest in a company. Electing to typically purchase all or most of its assets for cash, based and justified on cash flow projections of said company.

     After an initial meeting, where the two companies could not agree on an appropriate valuation of the Company, it was decided that acquisition discussions were inconclusive and would resume in one year. During this time, Auteo Media would attempt to further revenues and cash flows in order to justify a valuation in line with the expectations of its Board, Trader Publishing would continue to expand in markets shared by the Company, in particular those of Los Angeles, San Francisco and Sacramento, as was currently being done. The Board of Auteo Media was also aware that Trader Publishing could acquire smaller competitors of the Company in any of their markets, including their lucrative Washington market. Approximately 20 days after this decision, Trader Publishing came forth with an offer of $1.5 million in cash to purchase substantially all assets of the Company. This was considered by the Board to reasonable and of good value to shareholders since it represented a price almost equaling revenues for fiscal year 2001, the Company was operating at a loss, experiencing negative cash flows and possessed less than $150,000 in tangible assets to be sold to Trader. The Board of Directors held three meetings discussing the effects of the offer in relation to the declining share price, growth prospects and cash position of Auteo Media and decided unanimously to pursue a definitive agreement and present this to vote by the shareholders of the Company. Trader Publishing provided a non-binding term sheet, negotiated and approved by the Board of Auteo Media. The terms called for the purchase of the assets of the automotive data collection business, defined under the franchise agreements between Auteo Media and its subsidiary Dealer Specialties, for $1.5 million in cash. The Chief Executive Officer of Auteo and a designated Board member, worked together with legal counsel and executive management of Trader Publishing to negotiate and prepare the definitive agreement.

     The Board of  Directors  of Auteo  Media  consists  of the Chief  Executive
Officer and two independent directors in total. One of its independent directors, Michael Morrison is an attorney at law with special expertise in companies trading on the Nasdaq and OTCBB exchanges, fair market evaluations, risk assessment and short and long term strategic management of large and small corporate entities. Albert James is a businessman serving on several boards of directors. He has broad and long operational experience in starting several new businesses and raising them to a level resulting in their acquisition. It was decided by the Board that these two individuals had clear knowledge of the management, risks, financial situation, products and markets of the Company and could work together, independently of the Company, to represent its shareholders. This committee of two was elected on July 11, 2002, before the shareholder vote on the acquisition of assets. The Board understood that this committee would have to work quickly and diligently if the asset purchase was approved by shareholder vote on July 13, 2002 for shareholders would demand to know how the Company can go forward and how they intend to use its cash assets as part of the purchase of substantially all the operating assets of Company. Beginning Monday, July 15, after approval by shareholders and the successful closing of the transaction, the Committee began a series a meetings discussing and preparing financial and strategic due diligence for going forward alternatives of the Company.

     The remaining assets of the Company were limited to software no longer in use by customers and web site development and hosting services for certain auto dealerships. Over the last year, this business had operated at a loss and there was no reason, belief or events that would cause it to reach profitability due to the competitive nature of web site development in this market and the limited barriers of entry. Major companies, established in this market for over five years, continue to operate at a loss.

     Special consideration was given to shareholders who purchased shares in Auteo Media based upon its business and prospects in automotive Internet services. With the sale of its assets and the inability to operate its remaining business profitably, it was determined by the committee that many, if not most shareholders would elect to tender their shares for cash so they may invest this money in ways they deem appropriate for their situation. Auteo Media is a thinly traded equity and it would be difficult for shareholders to sell their stock in the open market above its 90-day average of $0.10. After analysis of the Committee, examining the remaining liabilities of the Company, its desire to allow Auteo Media to exist as a shell corporation in search of operations and management, while providing an avenue to which shareholders no longer willing to participate in the Company could participate in the cash sale of its assets, it was put forth that a tender offer would be issued, allocating as much cash as financially prudent to shareholders tendering their shares. The tender price of $0.14 represented a premium of almost 50% of the trading price on the day of the tender offer and a premium of 40% over its 90 day average.

     Auteo Media estimates that it has approximately 400 shareholders. A tender offer as prepared, may and most probably would result in less than 300 shareholders remaining in the Company. The Company prepared and has submitted as part of this tender offer, that information disclosing the potential of the Company to go private.


RECOMMENDATION OF THE SPECIAL COMMITTEE AND AUTEO MEDIA BOARD OF DIRECTORS OF AUTEO MEDIA; FAIRNESS OF THE OFFER

     The Recommendations of the Special Committee and Auteo Media Board of Directors; Fairness of the Offer Section is hereby amended and supplemented by including the following:

     The Special Committee. The Special Committee has by unanimous vote (i) determined that the Offer is fair from a financial point of view to, and in the best interests of, the unaffiliated stockholders of Auteo Media, (ii) approved the Offer and (iii) recommended that the stockholders of Auteo Media accept the Offer and tender their Shares pursuant thereto.

     The recommendation of the Special Committee is based in part on the oral opinion delivered by the Special Committee of Auteo Media Board of Directors on July 24, 2002, to the effect that, as of such date, and based on its analyst and opinion, the price per Share of $.14 to be received by the holders of the Shares in the Offer was fair to such unaffiliated holders, from a financial point of view.


     In making the determinations and recommendations described above, the Special Committee considered a number of factors, including, without limitation, the following:

     - the price to be paid for each Share in the transaction represents (a) a premium of approximately 50% over the closing sale price of $.09 on the OTC Bulletin Board on July 23, 2002 (the trading day immediately prior to the date on which the Special Committee and Auteo Media Board of Directors approved the transaction), and (b) a premium of approximately 40% over the average closing sale price of $.10 for the 90 trading days prior to July 23, 2002;

     - the belief of the Special Committee and Auteo Media Board of Directors, on the basis of information available to them, that the price to be paid in the Offer fairly reflects Auteo Media value in the current business environment;

     - Auteo Media business, its current financial condition and results of operations, and its future prospects, and current industry, market and economic conditions and trends, and the belief of the Special Committee and Auteo Media Board of Directors that the transactions contemplated by the offer represent, at this time, the best means to maximize stockholder value;

     - Auteo Media current cash position and liquidity needs, the terms, cost and maturity of its existing credit arrangements, and the uncertainty as to whether sufficient debt or equity financing is likely to be available on terms that are favorable to Auteo Media and that will enable Auteo Media to meet its growth objectives;

     - possible alternatives available to Auteo Media, including continuing the business operations of Auteo Media, finding a new auto related business to acquire or develop and seeking additional debt or equity financing to fund future growth, which the Special Committee and Auteo Media Board of Directors determined was subject to significant risks and uncertainties with respect to the availability and cost of additional capital and the possible dilution to existing stockholders of any equity financing;

     - the fact that the $.14 per Share to be received by stockholders in the Offer represents approximately a 50% increase over the $.09 price of the company's shares in thee OTC Bulletin Board market, which is very thinly and sporadically traded, in any event;

     The foregoing discussion of the information and factors considered and given weight by the Special Committee and the Board of Directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered. The Board did feel that the Company's current market price, historical market price, in addition to its net book value were factors of some importance in reaching its determination.

     Upon its review of the Special Committee's report and acting upon the unanimous recommendation of the Special Committee, Auteo Media Board of
Directors:

     -  specifically adopted the analysis of the Special Committee as its own,

     - determined that the Offer is fair from a financial point of view to, and in the best interests of, the stockholders of Auteo Media,

     -  approved the Offer, and

     - recommended that the stockholders of Auteo Media accept the Offer and tender their shares pursuant thereto.

     In making this determination, the members of Auteo Media Board of Directors considered and agreed with the Special Committee's analysis of the Offer and each of the factors considered by the Special Committee. In view of the variety of such factors, Auteo Media Board of Directors found it impracticable to, and did not, quantify, rank or otherwise assign relative weights to, the factors considered. The Board did feel that the Company's current market price, historical market price, in addition to its net book value were factors of some importance in reaching its determination.

     The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

     A majority of directors who are not employees of the Purchaser have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

     The Rule 13e-3 transaction was approved by a majority of the directors of the Purchaser who are not employees of the Purchaser.


THE AFFILIATE STOCKHOLDERS' POSITION AS TO THE FAIRNESS OF, AND REASONS FOR, THE OFFER

     The Affiliate Stockholders' Position as to the Fairness of, and Reasons for, the offer is hereby amended and supplemented by including the following:

     The Affiliate Stockholders' Position as to the Fairness of the Offer. The rules of the SEC require the Affiliate Stockholders to express their belief as to the fairness of the Offer to Auteo Media unaffiliated stockholders.

     The Affiliate Stockholders, consisting of Steve Van Leeuwen and Kathleen Van Leeuwen, were not members of, and did not participate in the deliberations of, the Special Committee. Based on their independently formed beliefs regarding the reasonableness of the conclusions and analyses of the Special Committee, the Affiliate Stockholders concurred with the conclusions and analyses of the Special Committee described above and believe that the Offer are fair to Auteo Media unaffiliated stockholders. In making this determination, the Affiliate Stockholders independently considered the same factors considered by the Special Committee and the Board of Directors.

     In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Offer to Auteo Media unaffiliated stockholders, and the complexity of these matters, the Affiliate Stockholders did not find it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered. Moreover, the Affiliate Stockholders have not undertaken to make any specific determination to assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

     The  Affiliate   Stockholders'   Reasons  for  the  Offer.   The  Affiliate
Stockholders believe that the Offer will enable Auteo Media stockholders to receive a cash price for their shares which fairly reflects their value.

     Upon conclusion of this transaction, the Affiliate Stockholders will own no equity interest in the Purchaser, either directly or indirectly. They will have tendered all of the shares they respectively own.

PRICE RANGE OF SHARES; DIVIDENDS

     We amend the section Price Range of Shares; Dividends - as follows:

     The Shares began trading on the NASD OTC Bulletin Board under the symbol "AUTM" on March of 2000. The following table sets forth, for the periods indicated, the high and low closing sale prices per Share. Share prices are as reported on the NYSE based on published financial sources. To date, Auteo Media has never declared or paid cash dividends on the Shares.

                             AUTEO MEDIA, INC.


                                                               HIGH     LOW
                                                              ------   ------
Fiscal Year 2000
  First Quarter.............................................   $8.25   $8.00
  Second Quarter............................................    8.25    4.00
  Third Quarter.............................................    5.25    2.12
  Fourth Quarter............................................    2.28    1.26
Fiscal Year 2001
  First Quarter.............................................   $1.56   $0.50
  Second Quarter............................................    0.79    0.09
  Third Quarter.............................................    0.31    0.06
  Fourth Quarter............................................    0.32    0.06
Fiscal Year 2002
  First Quarter.............................................   $0.19   $0.08
  Second Quarter(through July 29)...........................    0.17    0.07

SELECTED FINANCIAL INFORMATION

                                AUTEO MEDIA, INC.

                            CONDENSED BALANCE SHEETS

                                     ASSETS

                                                                        March 31,
                                                                          2002         December 31,
                                                                       (unaudited)         2001
                                                                       -----------     -----------
CURRENT ASSETS
     Cash                                                              $    83,309     $   113,155
     Accounts receivable - net                                             152,643         133,862
     Inventories                                                            29,356          23,349
     Prepaid expenses                                                       10,735          13,026
                                                                       -----------     -----------
                Total current assets                                       276,043         283,392

EQUIPMENT AND FURNITURE - net                                              121,101         138,000

OTHER ASSETS
     Intangible assets-net                                                   9,460          11,752
     Other assets                                                            9,005           9,005
                                                                       -----------     -----------
               Total assets                                            $   415,609     $   442,149
                                                                       ===========     ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                                  $    71,000     $    44,270
     Accrued liabilities                                                    28,762          44,124
     Related party payables                                                 25,475          33,966
                                                                       -----------     -----------
               Total current liabilities                                   125,237         122,360

RELATED PARTY PAYABLES, less current portion                               101,897         101,897

STOCKHOLDERS' EQUITY
     Common stock authorized, 25,000,000 shares $.001 par value              7,068           6,555
     Additional contributed capital                                      1,159,257       1,111,970
     Accumulated deficit                                                  (977,850)       (900,633)
                                                                       -----------     -----------
               Total stockholders' equity                                  188,475         217,892
                                                                       -----------     -----------
                     Total liabilities and stockholders' equity        $   415,609     $   442,149
                                                                       ===========     ===========

                                AUTEO MEDIA, INC.

                       CONDENSED STATEMENTS OF OPERATIONS
                                   (unaudited)

                                                        Three months ended
                                                             March 31,
                                                     ------------------------
                                                       2002           2001
                                                     ---------      ---------
Net revenues                                         $ 449,068      $ 302,585
Cost of revenues                                        44,419         31,453
                                                     ---------      ---------
          Gross profit                                 404,649        271,132

Operating expenses
  Selling, general and administrative                  451,697        451,549
  Depreciation and amortization                         21,291         17,547
                                                     ---------      ---------
                                                       472,988        469,096
                                                     ---------      ---------
          Operating loss                               (68,339)      (197,964)

Other income (expense)
  Interest expense                                        (311)        (1,750)
  Other                                                 (8,567)         1,323
                                                     ---------      ---------
                                                        (8,878)          (427)
                                                     ---------      ---------
          NET LOSS                                   $ (77,217)     $(198,391)
                                                     =========      =========

          Net loss per share basic and diluted       $   (0.01)     $   (0.03)
                                                     =========      =========

                                AUTEO MEDIA, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
                                   (unaudited)

                                                                      Three months ended
                                                                           March 31,
                                                                   ------------------------
                                                                     2002           2001
                                                                   ---------      ---------
Increase (Decrease) in Cash
Cash flows from operating activities:
     Net loss                                                      $ (77,217)     $(198,391)
     Adjustments to reconcile net loss to net
          cash used in operating activities
            Depreciation and amortization                             21,291         17,547
            Loss on disposal of equipment                              8,733            900
            Issuance of common stock for services                     22,800         27,500
            Changes in assets and liabilities
              Accounts receivable                                    (18,781)       (40,387)
              Inventories                                             (6,007)         7,750
              Prepaid expenses and other assets                        2,291            138
              Accounts payable                                        26,730        (12,442)
              Accrued liabilities                                    (23,853)          (166)
                                                                   ---------      ---------
                Net cash used in operating activities                (44,013)      (197,551)
                                                                   ---------      ---------

Cash flows from investing activities:
     Purchase of equipment                                           (10,833)       (28,436)
                                                                   ---------      ---------
                Net cash used in investing activities                (10,833)       (28,436)
                                                                   ---------      ---------

 Cash flows from financing activities:
     Proceeds from sale of common stock                               25,000        400,000
                                                                   ---------      ---------
                Net cash provided by financing activities             25,000        400,000
                                                                   ---------      ---------
 Net increase (decrease) in cash                                     (29,846)       174,013
                                                                   ---------      ---------
 Cash at beginning of period                                         113,155         39,687
                                                                   ---------      ---------
 Cash at end of period                                             $  83,309      $ 213,700
                                                                   =========      =========

 Non cash investing and financing activities:

     Issuance of common stock for purchase of assets               $    --        $  19,686
                                                                   =========      =========

     Except as otherwise stated in this Offer to Purchase, the information concerning Auteo Media contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available.

     Certain Projections. Auteo Media does not, as a matter of course, make public any forecasts as to its future financial performance. The Special Committee in its analysis of the fairness of the transaction, used historic financial information of the business remaining after the acquisition of its data collection business. There was no reason to believe that this business would increase or otherwise be operated at a profit.


EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The Extension of Tender Period; Termination: Amendment; is hereby amended and supplemented by including the following:

     Extension of Tender Period. The Board of Directors of Auteo Media may, in its discretion (i) extend the Offer for up to a maximum of 10 additional business days; or (ii) extend the Offer for any period required by applicable law, including any rule, regulation, interpretation or position of the SEC applicable to the Offer.


CERTAIN CONDITIONS OF THE OFFER

     The Certain Conditions of the offer is hereby amended and supplemented by including the following:

     Notwithstanding any other provisions of the Offer, Purchaser will not be required to accept for payment or, pay for, any tendered Shares, if, at any time on before the expiration date of the Offer, any of the events listed below occurs, which, in the reasonable judgment of Purchaser, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer:

         (i) there shall be pending any suit, action or proceeding by any governmental entity: (1) seeking to restrain or prohibit the acquisition by Purchaser of any Shares or the making or consummation of the Offer or resulting in a material delay in or material restriction on the ability of Purchaser to consummate the Offer; (2) seeking to impose limitations on the ability of Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares, including the right to vote the Shares purchased by it on all matters properly presented to the stockholders of Auteo Media;
     (4) seeking to prohibit Purchaser or any of its subsidiaries from effectively controlling in any material respect its business or operations and its subsidiaries, if any; or (5) which otherwise is reasonably likely to have a Material Adverse Effect; and

         (ii) any statute, rule, regulation, legislation, judgment, order or injunction shall be enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or approval withheld with respect to: (1) Auteo Media or any of its respective subsidiaries, if any; or (2) the Offer by any governmental entity that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in subparagraph (i) above.

     The conditions set forth above are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of any circumstances giving rise to any condition and may be waived by Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Purchaser. The failure by Purchaser (or any affiliate of Purchaser) at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

     Amendment to the Offer to Purchase, dated July 29, 2002, included as Exhibit a.1 to Schedule TO:

17.  CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the Offer, Purchaser will not be required to accept for payment or, pay for, any tendered Shares, if, at any time on before the time of acceptance of such Shares for payment pursuant to the Offer, any of the events listed below occurs, which, in the reasonable judgment of Purchaser, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments:

         (i) there shall be pending any suit, action or proceeding by any governmental entity: (1) seeking to restrain or prohibit the acquisition by Purchaser of any Shares or the making or consummation of the Offer or resulting in a material delay in or material restriction on the ability of Purchaser to consummate the Offer; (2) seeking to impose limitations on the ability of Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares, including the right to vote the Shares purchased by it on all matters properly presented to the stockholders of Auteo Media;
     (4) seeking to prohibit Purchaser or any of its subsidiaries from effectively controlling in any material respect its business or operations and its subsidiaries, if any; or (5) which otherwise is reasonably likely to have a Material Adverse Effect; or

         (ii) any statute, rule, regulation, legislation, judgment, order or injunction shall be enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or approval withheld with respect to: (1) Auteo Media or any of its respective subsidiaries, if any; or (2) the Offer by any governmental entity that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in subparagraph (i) above.

     The conditions set forth above are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of any circumstances giving rise to any condition and may be waived by Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Purchaser. The failure by Purchaser (or any affiliate of Purchaser) at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.


                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2002

                                          AUTEO MEDIA, INC.


                                          By:    /s/  Steve Van Leeuwen
                                                 --------------------------
                                          Name:  Steve Van Leeuwen
                                          Title: Chief Executive Officer